CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.

Notice of No Auditor Review of
Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed areview ofthese condensed consolidated interim financialstatements they must beaccompanied by anotice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Page | 2

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2016	2015

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$139,234	$147,088
Total non-current assets		139,234	147,088

Current assets
Available-for-sale financial assets	4	–	1,579
Amounts receivable and prepaid expenses	5	690	1,075
Restricted cash	6(b)	–	453
Cash and cash equivalents	6(a)	7,911	7,509
Total current assets		8,601	10,616

Total Assets		$147,835	$157,704

EQUITY

Capital and reserves
Share capital	7(a)	$446,860	$435,069
Reserves		100,188	99,035
Deficit		(400,582)	(379,124)
Total Equity		146,466	154,980

LIABILITIES

Current liabilities
Payables to related parties	8	215	677
Trade and other payables	9	1,154	2,047
Total current liabilities		1,369	2,724

Total Liabilities		1,369	2,724

Total Equity and Liabilities		$147,835	$157,704

Commitments (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

Page | 3

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Income)
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2016	2015	2016	2015

Expenses
Exploration and evaluation expenses	3, 11	$2,006	$1,786	$5,325	$5,344
General and administrative expenses	11	1,444	3,076	5,418	6,459
Legal, accounting and audit		1,286	4,452	8,458	10,622
Share-based compensation	7(d)-(f)	1,939	33	2,281	434
Loss from operating activities		6,675	9,347	21,482	22,859
Foreign exchange (gain) loss		(52)	(1)	30	106
Interest income		(16)	(2)	(22)	(83)
Interest payable on loan		–	53	–	53
Amount receivable written off		–	–	15	–
Gain on sale of available-for-sale financial assets		–	–	(70)	–
Loss on sale of plant and equipment		–	–	23	–
Loss before tax		6,607	9,397	21,458	22,935
Deferred income tax recovery		–	–	–	(1,514)
Loss for the period		$6,607	$9,397	$21,458	$21,421

Other comprehensive loss (income)
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	3, 7(g)	(2,111)	(8,668)	7,555	(17,986)
Change in fair value of available-for-sale financial assets	4	–	(112)	–	8
Derecognition of available-for-sale financial assets	4	–	–	(105)	–
Other comprehensive (income) loss for the period		$(2,111)	$(8,780)	$7,450	$(17,978)

Total comprehensive loss for the period		$4,496	$617	$28,908	$3,443

Basic and diluted loss per common share	10	$0.02	$0.07	$0.09	$0.16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2016	2015

Operating activities
Loss for the period		$(21,458)	$(21,421)
Non-cash or non operating items
Amount receivable written off		15	–
Deferred income tax recovery		–	(1,514)
Depreciation		154	210
Interest received on cash held		(22)	(83)
Interest payable on loan		–	53
Gain on disposal of available-for-sale financial assets		(70)	–
Loss on sale of plant and equipment		23	5
Share-based compensation		2,281	434
Unrealized exchange loss		350	388
Changes in working capital items
Restricted cash		453	148
Amounts receivable and prepaid expenses		369	59
Trade and other payables		(770)	1,636
Payables to related parties		(462)	1,251
Net cash used in operating activities		(19,137)	(18,834)

Investing activities
Acquisition of plant and equipment	3	–	(28)
Proceeds from disposal of equipment	3	–	70
Proceeds from disposal of available-for-sale financial assets	4	1,754	280
Interest received on cash and cash equivalents		22	83
Net cash from investing activities		1,776	405

Financing activities
Loan proceeds		–	4,250
Net proceeds from prospectus financing allocated to shares	7(b)	10,345	–
Net proceeds from prospectus financing allocated to warrants	7(b)	5,683	–
Net proceeds from private placement allocated to shares	7(b)	1,267	–
Net proceeds from private placement allocated to warrants	7(b)	703	–
Net proceeds from the private placement of special warrants	7(c)	–	17,726
Proceeds from the exercise of share purchase options	7(c)-(d)	94	–
Proceeds from the exercise of warrants	7(c)	21	–
Net cash from financing activities		18,113	21,976

Net increase in cash and cash equivalents		752	3,547
Effect of exchange rate fluctuations on cash and cash equivalents		(350)	(388)
Cash and cash equivalents at beginning of the period		7,509	9,447

Cash and cash equivalents at end of the period	6(a)	$7,911	$12,606

Supplementary cash flow information	6(a)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 5

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
					Foreign
		Number of		Equity settled	currency		Share
		common		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 7(a))	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	Total equity

Balance at January 1, 2015		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Special warrants issued net of transaction costs	7(c)	–	–	–	–	–	17,726	–	17,726
Conversion of special warrants into shares		35,962,735	14,927	–	–	–	(14,927)	–	–
Share-based compensation	7(d)	–	–	434	–	–	–	–	434
Loss for the period		–	–	–	–	–	–	(21,421)	(21,421)
Other comprehensive income (loss) for the period net of tax		–	–	–	17,986	(8)	–	–	17,978
Total comprehensive loss for the period									(3,443)

Balance at September 30, 2015		130,972,599	$404,154	$55,728	$35,165	$(2)	$14,351	$(366,716)	$142,680

Balance at January 1, 2016		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980
Shares issued on exercise of share purchase options per option plan	7(d)	56,667	28	–	–	–	–	–	28
Shares issued upon exercise of share purchase options not issued per option plan	7(c)	211,500	66	–	–	–	–	–	66
Shares issued upon exercise of warrants	7(c)	38,328	21	–	–	–	–	–	21
Fair value allocated to shares issued on options exercised per plan	7(d)	–	18	(18)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7(c)	–	37	–	–	–	(37)	–	–
Fair value allocated to shares issued on warrants exercised	7(c)	–	9	–	–	–	(9)	–	–
Shares issued pursuant to prospectus financing	7(b)	38,000,000	10,345	–	–	–	–	–	10,345
Warrants issued pursuant to prospectus financing	7(b)	–	–	–	–	–	5,683	–	5,683
Shares issued pursuant to private placement	7(b)	4,444,376	1,267	–	–	–	–	–	1,267
Warrants issued pursuant to private placement	7(b)	–	–	–	–	–	703	–	703
Share-based compensation	7(d)-(f)	–	–	2,281	–	–	–	–	2,281
Loss for the period		–	–	–	–	–	–	(21,458)	(21,458)
Other comprehensive (loss) income for the period net of tax		–	–	–	(7,555)	105	–	–	(7,450)
Total comprehensive loss for the period									(28,908)

Balance at September 30, 2016		264,690,247	$446,860	$58,460	$32,924	$(2)	$8,806	$(400,582)	$146,466

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 6

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange- MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and nine months ended September 30, 2016, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at September 30, 2016, the Group has $7.9 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider further reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case is moving forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act ("FOIA") by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act.

Page | 7

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that the EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. A decision has not yet been issued. The Court agreed, concluding that it had "no confidence that [the EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents the EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

Subsequent to September 30, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2015, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements other than those as discussed in (e) and (f) below. These Financial Statements were authorized for issue by the Audit and Risk Committee on November 9, 2016.

Page | 8

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary [1]	Place of	Principal Activity	Ownership
	Incorporation
3537137 Canada Inc. [2]	Canada	Holding Company. Wholly-owned	100%
		subsidiary of the Company.
Pebble Services Inc.	Nevada, USA	Management and services company.	100%
		Wholly-owned subsidiary of the
		Company.
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited	100%
		Partnership and 100% of Pebble	(indirect)
		Mines Corp.
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of	100%
		the Pebble Project.	(indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of	100%
		Pebble Limited Partnership.	(indirect)
Pebble West Claims	Alaska, USA	Holding Company. Subsidiary of the	100%
Corporation [3]		Pebble Limited Partnership.	(indirect)
Pebble East Claims	Alaska, USA	Holding Company. Subsidiary of the	100%
Corporation [4]		Pebble Limited Partnership.	(indirect)
U5 Resources Inc. [5]	Nevada, USA	Holding Company. Wholly-owned	100%
		subsidiary of the Company.
Cannon Point Resources Ltd.	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
MGL Subco Ltd.	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
Delta Minerals Inc.	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of MGL Subco Ltd.	(indirect)
Imperial Gold Corporation	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of Delta Minerals Inc.	(indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned	100%
		subsidiary of Imperial Gold	(indirect)
		Corporation.

Notes:

1.	An inactive wholly-owned subsidiary, 0796412 BC Ltd., was dissolved on February 17, 2016.
2.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
3.	Holds the Pebble Project claims.
4.	Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims.
5.	Holds certain mineral claims located north of the Pebble Project claims.

Page | 9

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share-Based Payments

Deferred Share Unit ("DSU") Plan

The Group adopted and operates a DSU plan for its non-executive directors. The Group determines whether to account for DSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in either the equity- settled share-based payments reserve in equity if deemed equity-settled or liability if cash-settled at grant date.

The fair value is estimated using the quoted market value of the Company’s common shares at grant date and expensed over the vesting period as share-based compensation in the statement of loss and comprehensive loss until they are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

Restricted Share Unit ("RSU") Plan

The Group has also adopted a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the equity-settled share-based payments reserve in equity if deemed equity –settled or liability if cash settled at grant date.

The fair value is estimated using the number of RSUs and the quoted market value of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the equity-settled share-based payments reserve for equity-settled RSUs. If cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group adopted the following amendments and annual improvements that became effective January 1, 2016:

•	Amendments to IAS 1, Presentation of Financial Statements
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 27, Separate Financial Statements
•	Amendments to IAS 28, Investments in Associates
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 10, Consolidated Financial Statements
•	Amendments to IFRS 11, Joint Arrangements
•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The amendments and annual improvements had no material effect on the Financial Statements.

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments ("IFRS 9")
•	IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

The Group anticipates that the adoption of IFRS 9 and IFRS 15 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business and the current stage of development in the Group’s operations.

Page | 10

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases ("IFRS 16") and revised IAS 17, Leases ("IAS 17").

The Group anticipates that the adoption of IFRS 16 which will replace IAS 17 will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months. Subsequent to the reporting date, the Group entered into a 5 year long term office lease (refer note 12(a)).

(g)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2015.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2016	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,032	$113,573
Additions during the period	–	–	–
Dispositions during the period	–	(151)	(151)
Ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(481)	$(481)
Charge for the period [2]	–	(154)	(154)
Eliminated on disposal	–	128	128
Ending balance	$–	$(507)	$(507)

Foreign currency translation difference	26,106	213	26,319

Net carrying value – Ending balance	$138,647	$587	$139,234

Page | 11

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2015	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions during the year	–	28	28
Dispositions during the year	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the year	–	(279)	(279)
Eliminated on disposal	–	76	76
Ending balance	$–	$(481)	$(481)

Foreign currency translation difference	33,743	253	33,996

Net carrying value – Ending balance	$146,284	$804	$147,088

Notes to table:

1.

Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset was comprised of investments in marketable securities of Canadian publicly listed companies. The Group disposed of the marketable securities during the period ended September 30, 2016.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2016	2015
Sales tax receivable	$62	$164
Amounts receivable	77	514
Prepaid expenses	551	397
Total	$690	$1,075

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	September 30	December 31
	2016	2015
Business and savings accounts	$7,911	$7,509

Supplementary cash flow information

Non-cash investing and financing activities:

•	In the nine months ended September 30, 2015, the Company converted Special Warrants on a one-for-one basis into common shares at no additional cost to the holder (note 7(c)).

(b)	Restricted Cash

During the nine month period ended September 30, 2016, the Group drew $393 from restricted cash for demobilization costs incurred in the last quarter of 2015 and returned the remaining balance of $60 to Anglo American plc.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At September 30, 2016, the authorized share capital comprised an unlimited (December 31, 2015 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Financings

Prospectus Financing

In June 2016, the Group completed a prospectus offering of 38,000,000 units in the capital of the Company at a price of $0.45 per unit for gross proceeds of approximately $17,100. Each Unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase an additional common share at an exercise price of $0.65 per common share until June 10, 2021.

As of the reporting date, the Group incurred a total of $1,072 in issuance costs related to agents, advisory, regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on the relative fair values of the common shares and warrants on date of issue. Accordingly, net proceeds of $10,345 was allocated to share capital and $5,683 to warrants.

Private Placement

In July 2016, the Group completed a private placement of 4,444,376 units in the capital of the Company, each unit comprising of one common share and one share purchase warrant, at a price of $0.45 per Unit for gross proceeds of approximately $2,000. Each share purchase warrant is exercisable into one common share at an exercise price of $0.65 per common share until June 10, 2021. The common shares and share purchase warrants were subject to applicable resale restrictions, including a four month hold under Canadian legislation.

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

As of the reporting date, the Group incurred a total of $30 in issuance costs related to regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on the relative fair values of the common shares and warrants on date of issue. Accordingly, net proceeds of $1,267 was allocated to share capital and $703 to warrants.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles warrants and non-employee options (options which are not issued under the Group’s incentive plan (note 7(d)), each exercisable to acquire one common share, at the beginning and end of the period:

		Nine months ended September 30, 2016
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of period	Issued	converted	Expired	period

Options issued pursuant to the acquisition of Cannon Point[1]
0.29	January 29, 2016	150,400	–	(150,400)	–	–
0.37	January 29, 2016	220,900	–	(61,100)	(159,800)	–
0.40	January 29, 2016	150,400	–	–	(150,400)	–
0.43	January 29, 2016	37,600	–	–	(37,600)	–
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	225,600	–	–	–	225,600
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	150,400	–	–	–	150,400
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	75,200	–	–	–	75,200
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		1,170,300	–	(211,500)	(347,800)	611,000

Warrants issued pursuant to the acquisition of Mission Gold[1]
0.55	July 9, 2020	13,801,672	–	(38,328)	–	13,763,344
3.00	September 14, 2017	2,871,676	–	–	–	2,871,676
Total		16,673,348	–	(38,328)	–	16,635,020

Warrants issued pursuant to financings[2]
0.65	June 10, 2021	–	42,444,376	–	–	42,444,376
Total		–	42,444,376	–	–	42,444,376

Grand Total		17,843,648	42,444,376	(249,828)	(347,800)	59,690,396

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes:

1.

The Group exchanged options and warrants to purchase shares in Cannon Point Resources Ltd. ("Cannon Point") and warrants to purchase shares in Mission Gold Ltd. ("Mission Gold") for options and warrants to purchase shares in the Company pursuant to the acquisition of Cannon Point in October 2015 and Mission Gold in December 2015 respectively.

2.	The Group issued warrants pursuant to the June 2016 prospectus and July 2016 private placement financings (note 7(b)).

At September 30, 2016, warrants and non-employee options had a weighted average exercise price of $0.74 (December 31, 2015 – $0.93) and a weighted average remaining life of 4.30 years (December 31, 2015 – 3.94 years).

The following table reconciles warrants for the corresponding period in 2015:

Nine months ended September 30, 2015
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of period	Issued	converted	Expired	period
Special warrants issued for cash [1,2]
nil	Not applicable	27,622,642	45,940,093	(35,962,735)	–	37,600,000

Note:

1.

In the period ended September 30, 2015, the Group completed two private placement financings of share purchase warrants ("Special Warrants"). Each of the Special Warrants was convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date:

•	8,340,093 Special Warrants at $0.431 per warrant for gross proceeds of approximately $3,595. The Group incurred a total of $220 in advisory, finders’, regulatory, and legal fees on the financing; and
•	37,600,000 Special Warrants at $0.399 per warrant for gross proceeds of approximately $15,002. The Group incurred a total of $651 in advisory, finders’, regulatory, and legal fees on the financing.

2.	All Special Warrants were converted by December 31, 2015.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued pursuant to the Group’s incentive plan outstanding for the nine months ended September 30, 2016 and 2015:

	2016		2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of period	9,755,600	1.27	7,687,000	1.95
Granted	6,806,000	0.49	–	–
Expired	(27,000)	15.44	(1,241,800)	3.00
Exercised	(56,667)	0.50	–	–
Forfeited/cancelled	(124,600)	1.13	(278,100)	2.35
Balance at end of period	16,353,333	0.92	6,167,100	1.72

For options granted in the three and nine months ended September 30, 2016 (2015 – nil granted), the weighted average fair value was estimated at $0.48 and $0.46 per option respectively and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	Three months	Nine months
Risk-free interest rate	0.52%	0.54%
Expected life	4.70 years	4.73 years
Expected volatility [1]	83.15%	82.88%
Grant date share price	$0.69	$0.67
Expected dividend yield	Nil	Nil

Note:

1.	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following tables summarizes information about the Group’s options outstanding at September 30, 2016 and 2015:

2016	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
		exercise	contractual		exercise	contractual
Exercise	Number of	price	life	Number of	price	life
prices ($)	options	($/option)	(years)	options	($/option)	(years)
0.48	600,000	0.48	4.46	200,000	0.48	4.46
0.49	6,184,000	0.49	4.49	2,046,670	0.49	4.50
0.50	3,541,833	0.50	3.44	1,157,505	0.50	3.47
0.72	200,000	0.72	2.96	200,000	0.72	2.96
0.89	1,180,500	0.89	2.45	1,113,498	0.89	2.47
1.77	4,172,000	1.77	1.97	4,172,000	1.77	1.97
3.00	475,000	3.00	0.75	475,000	3.00	0.75
	16,353,333	0.92	3.34	9,364,673	1.24	2.78

2015	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
		exercise	contractual		exercise	contractual
Exercise	Number of	price	life	Number of	price	life
prices ($)	options	($/option)	(years)	options	($/option)	(years)
0.72	200,000	0.72	3.96	133,334	0.72	3.96
0.89	1,180,500	0.89	3.45	745,166	0.89	3.47
1.77	4,284,600	1.77	2.93	4,284,600	1.77	2.93
3.00	475,000	3.00	1.75	475,000	3.00	1.75
15.44	27,000	15.44	0.46	27,000	15.44	0.46
	6,167,100	1.72	2.96	5,665,100	1.80	2.92

(e)	Deferred Share Units ("DSUs")

The Group has a DSU plan which was approved by the Group’s shareholders in 2015 which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 2% of the issued and outstanding common shares ("Shares") from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including Share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding Shares. DSUs are payable when the non- executive director ceases to be a director including in the event of death. DSUs may be settled in Shares issued from treasury, by the delivery to the former director of Shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

During the period ended September 30, 2016, the Group granted 458,129 DSUs with an aggregate market value of $316 at date of grant which was recorded as share-based compensation in the statement of loss with a corresponding increase in the equity-settled share payment reserve in equity.

(f)	Restricted Share Units ("RSUs")

The Group’s RSU plan which was approved by the Group’s shareholders, allows the Board to grant employees, executive directors and consultants RSUs from time to time. The RSUs are granted conditionally and entitle the recipient to receive one share (or the cash equivalent) upon attainment of a time-based vesting period. The RSU plan limits the aggregate number of RSUs outstanding to 3% of the issued and outstanding Shares from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including Share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding Shares. RSUs can be settled by the Group at its discretion in Shares issued from treasury, by the delivery of Shares purchased by the Group in the open market, payment in cash or in any combination thereof.

During the period ended September 30, 2016, the Group granted an aggregate 639,031 RSUs to its Chairman, Chief Executive Officer and Chief Financial Officer with a vesting term of one year from the date of grant. The fair value of the RSUs at date of grant was $441 determined using the quoted market value of Shares at date of grant. The Group has recognized $98 during the period as share-based compensation with a corresponding increase in the equity-settled share payment reserve in equity.

(g)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel ("KMP")

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer ("CFO") and senior management including the Senior Vice President ("VP") Corporate Development, VP Corporate Communications, VP Engineering, VP Public Affairs, Chief Executive Officer of the Pebble Partnership ("PLP CEO"), Chairman of Pebble Mines Corp ("PMC Chair"), Senior VP Corporate Affairs of the Pebble Partnership ("PLP Senior VP") and Company Secretary, was as follows for the period ended September 30, 2016 and 2015:

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months		Nine months
Transactions	2016	2015	2016	2015
Compensation
Amounts paid to HDSI for services of
KMP employed by HDSI[1]	$550	$1,371	$1,707	$2,280
Amounts paid and payable to KMP[2,3]	221	1,000	1,449	2,037
	771	2,371	3,156	4,317
Share-based compensation [3,4]	1,718	40	1,943	339
Total compensation	$2,489	$2,411	$5,099	$4,656

Notes:

1.	The Group’s Chairman, CEO, CFO and senior management (other than disclosed in 2 below) are employed by the Group through Hunter Dickinson Services Inc. (refer (b)).
2.	The Group directly employs its non-executive directors, PLP CEO, PMC Chair and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees.
3.

During the period ended September 30, 2016, the Group issued DSUs (note 7(e)) for annual compensation payable to non-executive directors. Consequently, accrued non-executive directors’ fees totaling $89 has been reversed in the three months ended September 30, 2016.

4.	Includes cost of DSUs, RSUs and share purchase options issued during the period.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For the period ended September 30, 2016 and 2015, the aggregate value of transactions were as follows:

	Three months		Nine months
Transactions	2016	2015	2016	2015
Services rendered by HDSI:	$864	$1,696	$2,888	$3,587
Technical	259	136	886	792
Engineering	–	(36)	82	119
Environmental	73	116	274	467
Socioeconomic	158	(1)	492	–
Other technical services	28	57	38	206
General and administrative	605	1,560	2,002	2,795
Management, corporate
communications, secretarial, financial and administration	509	1,405	1,616	2,283
Shareholder communication	96	155	386	512
Reimbursement of third party expenses	114	135	379	492
Conferences and travel	35	18	126	89
Insurance	12	12	54	63
Office supplies and information technology	67	105	199	340

Sale of available-for-sale financial assets to HDSI	–	(280)	–	(280)

Total value of transactions	$978	$1,551	$3,267	$3,799

The outstanding balances with HDSI were as follows

	September 30	December 31
Balances payable to HDSI	2016	2015
Entity with significant influence over the Group	$215	$677

9.	TRADE AND OTHER PAYABLES

	September 30	December 31
Falling due within the year	2016	2015
Trade	$1,154	$1,594
Other (note 6(b))	–	453
Total	$1,154	$2,047

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following for the period ended September 30, 2016 and 2015:

	Three months		Nine months
	2016	2015	2016	2015
Loss attributable to common shareholders	$6,607	$9,397	$21,458	$21,421
Weighted average number of common shares outstanding (000s)	264,622	137,173	239,211	134,835

For the three and nine months ended September 30, 2015, basic loss per share included the effect of Special Warrants issued due to their mandatory conversion requirements with no additional payments being made by the holder. Diluted loss per share does not include the effect of 16,353,333 employee share purchase options outstanding and 59,690,396 non-employee share purchase options and warrants as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

11.	EMPLOYMENT COSTS

During the three and nine months ended September 30, 2016, the Group recorded $3,176 and $8,397 (2015 – $3,270 and $7,703) respectively in salaries and benefits, including share-based payments and amounts paid to HDSI (note 8(b)) for services provided to the Group by HDSI personnel.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of September 30, 2016:

		2016			Fiscal			Fiscal
		(After September 30)			2017			2018			Total
		(‘000s	)		(‘000s	)		(‘000s	)		(‘000s	)
Anchorage office lease[1]	US$	48		US$	US$ 87		US$	91		US$	226
Pebble Project site leases[2]	US$	39		US$	56		US$	–		US$	95
Total		87			US$ 143			91			321
Total in Canadian dollars[3]		$114			$188			$119			$421

Notes:

1.	The initial 5 year lease term expires on October 31, 2016. A new 5 year lease which expires November 30, 2021, has been entered into subsequent to the reporting date.
2.	The Group has leases for a hangar at site and core storage. The hanger lease expires May 1, 2017 and the core yard lease expires June 1, 2017.
3.	Converted at closing rate of $1.3117 per US$ on September 30, 2016, as per the Bank of Canada.

The Group has a sub-lease agreement for portion of the office space that will expire after the reporting date on October 31, 2016. The Group will receive approximately US$19 ($25) for the last month’s rent.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Legal

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under FOIA (refer note 1). The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should there be a successful outcome. However, the Group is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of $21.3 million (US$16.2 million at closing Bank of Canada rate on September 30, 2016 of $1.3117 per US$) payable by the Company.

Page | 22